UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2010
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):.......................

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐          No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………...............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2010		By:	STENA AB (PUBL)

By: /s/ Staffan Hultgren
	Name:	Staffan Hultgren
	Title:	Vice President & Deputy CEO

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.  Forward looking statements include those under the captions "Highlights of the twelve months of 2009", "Subsequent events" and "Liquidity and capital resources".  Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-	changes in general economic and business conditions;
-	changes in laws and regulations;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in business strategy; and
-	other risk factors listed in the reports furnished to or filed with the Securities and Exchange Commission from time to time.

The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month period ended
	December 31, 2008	December 31, 2009
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	2,218	1,942	270
Drilling	2,135	1,965	273
Shipping	963	699	97
Property	534	640	89
New Businesses	1,370	1,215	169
Other	46	1	0
Total revenues	7,266	6,462	898

Net valuation on investment properties	243	45	6
Net gain on sales of assets	19	1	0
Total other income	262	46	6

Direct operating expenses:
Ferry operations	(1,864)	(1,637)	(228)
Drilling	(689)	(630)	(88)
Shipping	(802)	(683)	(95)
Property	(204)	(222)	(31)
New Businesses	(1,023)	(860)	(120)
Other	5	(8)	(1)
Total direct operating expenses	(4,577)	(4,040)	(563)

Selling and administrative expenses	(1,006)	(780)	(108)
Depreciation and amortization	(919)	(953)	(133)

Total operating expenses	(6,502)	(5,773)	(804)

Income from operations	1,026	735	100
Financial income and expense:
Share of affiliated companies results	17	6	1
Dividends received	49	0	0
Gain (loss) on securities, net	(1,285)	(173)	(24)
Interest income	277	118	16
Interest expense	(737)	(431)	(60)
Foreign exchange gains (losses), net	181	(65)	(9)
Other financial income (expense), net	(454)	(112)	(16)

Total financial income and expense	(1,952)	(657)	(92)

Income before taxes	(926)	78	8
Income taxes	287	16	2

Net income	(639)	94	10

Earnings attributable to:
Equity holders of the Parent Company	(647)	95	10
Minority interests	8	(1)	0
Net Income	(639)	94	10

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Twelve month period ended
	December 31, 2008	December 31, 2009
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	10,309	9,599	1,335
Drilling	6,087	8,112	1,129
Shipping	4,171	3,088	429
Property	2,085	2,335	325
New Businesses	3,694	4,797	667
Other	48	3	0
Total revenues	26,394	27,934	3,885

Net valuation on investment properties	(294)	(301)	(42)
Net gain on sales of assets	372	179	25
Total other income	78	(122)	(17)

Direct operating expenses:
Ferry operations	(7,483)	(7,033)	(978)
Drilling	(2,258)	(2,722)	(379)
Shipping	(3,329)	(3,124)	(434)
Property	(739)	(804)	(112)
New Businesses	(2,858)	(3,476)	(483)
Other	(12)	(29)	(4)
Total direct operating expenses	(16,679)	(17,188)	(2,390)

Selling and administrative expenses	(2,920)	(3,207)	(446)
Depreciation and amortization	(2,501)	(3,415)	(475)

Total operating expenses	(22,100)	(23,810)	(3,311)

Income from operations	4,372	4,002	557
Financial income and expense:
Share of affiliated companies results	(80)	24	3
Dividends received	285	61	8
Gain (loss) on securities, net	(1,785)	(81)	(11)
Interest income	957	685	95
Interest expense	(2,260)	(1,864)	(259)
Foreign exchange gains (losses), net	582	(282)	(39)
Other financial income (expense), net	(693)	(201)	(28)

Total financial income and expense	(2,994)	(1,658)	(231)

Income before taxes	1,378	2,344	326
Income taxes	367	20	3

Net income	1,745	2,364	329
Earnings attributable to:
Equity holders of the Parent Company	1,752	2,401	334
Minority interests	(7)	(37)	(5)
Net Income	1,745	2,364	329

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Comprehensive Income (unaudited)

	Three month period ended December 31,
	2008	2009
	SEK	SEK
	(in millions)

Result for the period	(639)	94

Other comprehensive income
Fair value gains on available-for-sale financial assets, net of tax	(822)	91
Cash flow hedges, net of tax	(1,575)	(884)
Currency translation differences	2,091	546
Equity hedge, net of tax	(116)	(40)
Total comprehensive income for the period	(1,061)	(193)

Total comprehensive income attributable to:
- owners of the company	1,045	(194)
- minority interest	16	1
Total comprehensive income for the period	(1,061)	(193)

	Twelve month period ended December 31,
	2008	2009
	SEK	SEK
	(in millions)

Result for the period	1,745	2,364

Other comprehensive income

Fair value gains on available-for-sale financial assets, net of tax	(2,077)	939
Cash flow hedges, net of tax	(1,328)	626
Currency translation differences	3,192	(2,097)
Equity hedge, net of tax	(201)	107
Total comprehensive income for the period	1,331	1,939

Total comprehensive income attributable to:
- owners of the company	1,302	1,995
- minority interest	29	(56)
Total comprehensive income for the period	1,331	1,939

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2008	December 31, 2009
	SEK	SEK	$
ASSETS	(in millions)
Noncurrent assets:
Intangible assets	3,038	2,789	388
Tangible fixed assets:
Vessels	24,391	27,257	3,791
Construction in progress	7,555	5,649	786
Equipment	1,373	2,182	303
Ports	946	915	127
Buildings and land	898	901	126
Total tangible fixed assets	35,163	36,904	5,133

Property	23,320	24,040	3,344

Financial fixed assets:
Investment in affiliated companies	932	1,115	155
Investment in SPEs	9,973	8,174	1,137
Marketable securities	2,650	2,211	308
Other assets	5,771	4,655	648
Total financial fixed assets	19,326	16,155	2,248
Total noncurrent assets	80,847	79,888	11,113
Current assets:
Inventories	675	615	85
Trade debtors	3,649	3,284	457
Other receivables	3,532	1,721	239
Prepaid expenses and accrued income	1,694	1,820	253
Short-term investments	5,093	3,694	514
Cash and cash equivalents	1,431	1,183	165
Fixed assets held for sale	448	-	-
Total current assets	16,522	12,317	1,713

Total assets	97,369	92,205	12,826

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	1,172	780	108
Retained earnings	24,165	25,723	3,578
Net Income	1,745	2,364	329
Minority interests	367	311	43
Total shareholders’ equity	27,454	29.183	4,059
Noncurrent liabilities:
Long-term debt	34,671	31,485	4,380
Debt in SPEs	9,492	8,249	1,147
Senior notes	6,622	6,147	855
Capitalized lease obligations	1,991	1,908	265
Other noncurrent liabilities	1,972	1,163	163
Other interest bearing debt	682	-	-
Pension liabilities	1,267	1,122	156
Other provisions	2,029	1,920	267
Deferred income taxes	3,571	3,646	507
Total noncurrent liabilities	62,297	55,640	7,740
Current liabilities:
Short-term debt	1,389	1,541	214
Capitalized lease obligations	135	135	19
Other interest bearing debt	-	682	95
Trade accounts payable	1,220	1,311	182
Income tax payable	79	150	21
Other current liability	1,951	1,329	185
Accrued costs and prepaid income	2,844	2,234	311
Total current liabilities	7,618	7,382	1,027

Total shareholders’ equity and liabilities	97,369	92,205	12,826

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	Attributable to equity holders of the company
(SEK in millions)	Share Capital	Reserves	Retained earnings incl. Net Income	Total	Minority interest	Total Equity

Closing balance as of December 31, 2007	5	1,636	24,574	26,215	171	26,386

Acquired subsidiary					167	167
Exchange differences arising on the translation of foreign operations, net of tax		3,156		3,156	36	3,192
Change in Hedging reserve, net of tax:
- bunker hedge		(1,189)		(1,189)		(1,189)
- interest swap hedge		(139)		(139)		(139)
Change in fair value reserve, net of tax		(2,077)		(2,077)		(2,077)
Change in net investment hedge, net of tax		(201)		(201)		(201)
		(450)		(450)	203	(247)
Net income			1,752	1,752	(7)	1,745
		(450)	1,752	1,302	196	1,498
Dividend			(390)	(390)		(390)
Transfer to charity trust			(40)	(40)		(40)
Closing balance as of December 31, 2008	5	1,186	25,896	27,087	367	27,454

Exchange differences arising on the translation of foreign operations, net of tax		(2,079)		(2,079)	(19)	(2,098)
Change in Hedging reserve, net of tax
- bunker hedge		585		585		585
- interest swap hedge		41		41		41
Change in fair value reserve, net of tax		939		939		939
Change in net investment hedge, net of tax		107		107		107
		(406)		(406)	(19)	(425)
Net income			2,401	2,401	(37)	2,364
		(406)	2,401	1,995	(56)	1,939
Dividend			(190)	(190)		(190)
Transfer to charity trust			(20)	(20)		(20)
Closing balance as of December 31, 2009	5	780	28,087	28,872	311	29,183

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Twelve month period ended
	December 31, 2008	December 31, 2009
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	1,745	2,364	329
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,501	3,415	475
Net valuation of investment properties	294	301	42
Gain on sale of assets	(372)	(179)	(25)
Loss on securities, net	1,785	81	11
Unrealized foreign exchange losses	79	148	21
Deferred income taxes	(620)	(230)	(32)
Provision for pensions	(233)	(190)	(26)
Net cash flows from trading securities	565	(35)	(5)
Share of affiliated companies results	80	(24)	(3)
Dividend from affiliated companies	38	-	-
Other non cash items	(74)	311	43
Receivables	(80)	2,829	394
Prepaid expenses and accrued income	(514)	(294)	(41)
Inventories	(355)	467	65
Trade accounts payable	(155)	127	18
Accrued costs and prepaid income	26	(855)	(119)
Income tax payable	(55)	76	11
Other current liabilities	726	(1,228)	(171)
Net cash provided by operating activities	5,381	7,084	986

Net cash flows from investing activities:
Purchase of intangible assets	(54)	(61)	(8)
Cash proceeds from sale of property, vessels and equipment	1,560	469	65
Capital expenditure on property, vessels and equipment	(9,642)	(9,169)	(1,275)
Purchase of subsidiaries, net of cash acquired	(605)	-	-
Investment in affiliated companies	(402)	(162)	(22)
Proceeds from sale of securities	7,353	5,040	701
Purchase of securities	(4,744)	(2,709)	(377)
Increase of noncurrent assets	(1,272)	(119)	(17)
Decrease of noncurrent assets	424	341	47
Other investing activities	(15)	(86)	(12)
Net cash used in investing activities	(7,397)	(6,456)	(898)

Net cash flows from financing activities:
Proceeds from issuance of debt	9,827	4,795	667
Principal payments on debt	(3,631)	(2,006)	(279)
Net change in borrowings on line-of-credit agreements	(188)	(4,483)	(623)
Proceeds from new capitalized lease obligations	46	1	0
Principal payments on capital lease obligations	(687)	(184)	(26)
Net change in restricted cash accounts	(2,896)	1,100	153
Dividend paid	(390)	(190)	(26)
Other financing activities	633	60	8
Net cash provided by/used in financing activities	2,714	(907)	(126)

Effect of exchange rate changes on cash and cash equivalents	25	31	4

Net change in cash and cash equivalents	723	(248)	(34)

Cash and cash equivalents at beginning of period	708	1,431	199

Cash and cash equivalents at end of period	1,431	1,183	165

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1  Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company” ) and have been prepared in accordance with IAS 34, “Interim financial reporting”. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) , as adopted by the EU and issued by the International Accounting Standards Board.

The interim financial information included in the condensed consolidated financial statements is unaudited, but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented.
The financial reports are presented in Swedish kronas (“SEK”), which is the functional currency of the  Company. Unless otherwise indicated, all amounts are rounded off to the nearest million. Figures in the reports are based on a consolidation system in SEK thousands. By rounding the numbers in tables, totals may not always equal the sum of the included rounded numbers.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars (“$”) using the noon buying rate on December 31, 2009, of $1 = SEK 7.1890.

Note 2 Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2008, as described in those annual financial statements.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following revised standard is mandatory for the first time for the financial year beginning January 1, 2009.

-
IAS 1 (revised), “Presentation of financial statements”. The revised standard prohibits the presentation of items of income and expenses (that is “non-owner changes in equity”) in the statement of changes in equity, requiring “non-owner changes in equity” to be presented separately from owner changes in equity. All “non-owner changes in equity” are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Company has elected to present two statements: an income statement and a statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

Other new statements with implementation beginning in 2009 have either been implemented prior to 2009 or have no effect on the consolidated financial reports of Stena AB.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3 Segment information

(SEK in millions)	Three month period		Twelve month period
	ended December 31,		ended December 31,
	2008	2009	2008	2009
Income from operations:
Ferry operations	(195)	(248)	781	445
Impairment charges	(63)	-	(63)	-
Total ferry operations	(258)	(248)	718	445
Drilling	876	777	2,388	3,250
Shipping: Roll-on/Roll-off vessels	51	16	104	102
Crude oil tankers	(70)	(148)	135	(736)
Other shipping	-	5	16	7
Impairment charges	(85)	(75)	(85)	(150)
Net gain on sale of vessels	11	(1)	203	148
Total shipping ing	(93)	(203)	373	(629)
Property	276	368	1,163	1,338
Net gain on sale of properties	8	2	169	31
Net valuations on investment properties	243	45	(294)	(301)
Total property	527	415	1,038	1,068
New Businesses, Adactum	14	55	107	178
Other	(40)	(61)	(252)	(310)

Total	1,026	735	4,372	4,002

(SEK in millions)	Three month period		Twelve month period
	ended December 31,		ended December 31,
	2008	2009	2008	2009
Depreciation and amortization:
Ferry operations	329	301	1,064	1,119
Drilling	383	454	1,016	1,665
Shipping: Roll-on/Roll-off vessels	30	36	107	141
Crude oil tankers	115	99	167	247
Other shipping	4	3	13	12
Total shipping	149	138	287	400
Property	-	1	-	2
New Businesses, Adactum	52	53	125	219
Other	6	6	9	10

Total	919	953	2,501	3,415

(SEK in millions)	Twelve month period ended December 31,
	2008	2009
Capital expenditures:
Ferry operations	2,880	2,217
Drilling	4,777	5,393
Shipping: Roll-on/Roll-off vessels	257	12
Crude oil tankers	1,353	115
Other shipping	1	2
Total shipping	1,611	129
Property	1,357	1,281
New Businesses, Adactum	408	127
Other	9	22

Total	11,042	9,169

Stena AB and Consolidated Subsidiaries

Note 4 Related party transactions

There have been no new transactions between related parties other than described in the Note 35 in the 20-F for the financial year ended December 31, 2008 or described in Note 5 below.

Note 5 Significant events

In 2008, we invested in the Weavering Capital Macro Fixed Income fund. On March 11, 2009, the British hedge fund company Weavering Capital UK decided to close its Macro Fixed Income fund due to liquidity problems. The auditing firm PricewaterhouseCoopers has been appointed as liquidators of the fund. We do not expect to be able to recoup this investment. Accordingly, our entire investment of $10 million was written down in March 2009.

In May 2009, we sold our shares in Meda for SEK 598 million. Stena Sessan’s option to acquire the shares was settled for a cash payment of SEK 165 million to Sessan.

In June 2009, we sold the vessels Stena Discovery and Stena Transporter for an aggregate gain of SEK 148 million.

In August 2009, Stena Forth, the third DrillMax drillship, was delivered by the Samsung shipyard and commenced a five-year charter to Hess.

In August 2009, the financial lease for Stena Forth was terminated.

In July 2009, we acquired a new vessel, Seafrance Manet, renamed Stena Navigator.

In 2009, properties were acquired for SEK 425 million. During the same period properties were sold for SEK 214 million with a net gain of SEK 31 million.

In 2009, the unrestricted company Stena Realty acquired a company, which owned three office buildings in Houston, from the related company Stena Sessan for SEK 179 million.

General Maritime Corporation ("General Maritime") and Arlington Tankers Ltd. ("Arlington Tankers"), in which Stena owned 1,252,988 shares, merged in a stock-for-stock combination. Shareholders of General Maritime received 1,340 shares of the surviving company for each share of General Maritime held, and shareholders of Arlington Tankers received one share of the surviving company for each share of Arlington Tankers held. In December 2009, we completed the sale of our entire stake in General Maritime, which resulted in an aggregate loss of $10 million.

In September 2008, we acquired two 13,000 dwt product tankers for an aggregate purchase price of $56 million. In October 2009, the vessels were sold to a third party for an aggregate price of $57 million.

In October 2009, Gunnebo announced a guaranteed rights issue of approximately SEK 500 million which was closed in December 2009. Adactum invested approximately SEK 130 million representing the pre-issue holding in Gunnebo.

In October 2009, Midelfart Sonesson announced a new share issue of SEK 127 million which was closed in December 2009. Adactum invested approximately SEK 30 million representing the pre-issue holding in Midelfart Sonesson.

In December 2009, the option to acquire the RoPax vessel Skåne, operating on our Trelleborg-Rostock route was exercised.

In December 2009, two Suezmaxes, Stena Superior and Stena Supreme, were ordered from the Samsung Shipyard for an estimated aggregate investment of $140 million. The vessels are scheduled for delivery in the third and fourth quarter of 2011.

Note 6 Subsequent events

In February 2010, we committed to invest approximately GBP 80 million in a new ferry port facility at Loch Ryan in Scotland for the future development of our Scotland-Northern Ireland route. The construction work at Loch Ryan Port is expected to take approximately 20 months and be completed in 2012. A Harbor Empowerment Order (HEO) to allow the creation of the new port has been granted by the Scottish government.

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased drilling units, tankers and Roll-on/Roll-off vessels, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur as a consequence of among other things, vessel, utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling units and real estate also may have an impact on the results of each period.

Highlights of the twelve months of 2009

In 2008, we invested in the Weavering Capital Macro Fixed Income fund. On March 11, 2009, the British hedge fund company Weavering Capital UK decided to close its Macro Fixed Income fund due to liquidity problems. The auditing firm PricewaterhouseCoopers has been appointed as liquidators of the fund. We do not expect to be able to recoup this investment. Accordingly, our entire investment of $10 million was written down in March 2009.

In May 2009, we sold our shares in Meda for SEK 598 million. Stena Sessan’s option to acquire the shares was settled for a cash payment of SEK 165 million to Sessan.

In June 2009, we sold the vessels Stena Discovery and Stena Transporter for an aggregate gain of SEK 148 million.

In August 2009, Stena Forth, the third DrillMax drillship, was delivered by the Samsung shipyard and commenced a five-year charter to Hess.

In August 2009, the financial lease for Stena Forth was terminated.

In July 2009, we acquired a new vessel, Seafrance Manet, renamed Stena Navigator.

In 2009, properties were acquired for SEK 425 million. During the same period properties were sold for SEK 214 million with a net gain of SEK 31 million.

In 2009, the unrestricted company Stena Realty acquired a company, which owned three office buildings in Houston, from the related company Stena Sessan for SEK 179 million.

General Maritime Corporation ("General Maritime") and Arlington Tankers Ltd. ("Arlington Tankers"), in which Stena owned 1,252,988 shares, merged in a stock-for-stock combination. Shareholders of General Maritime received 1,340 shares of the surviving company for each share of General Maritime held, and shareholders of Arlington Tankers received one share of the surviving company for each share of Arlington Tankers held. In December 2009, we completed the sale of our entire stake in General Maritime, which resulted in an aggregate loss of $10 million.

In September 2008, we acquired two 13,000 dwt product tankers for an aggregate purchase price of $56 million. In October 2009, the vessels were sold to a third party for an aggregate price of $57 million.

In October 2009, Gunnebo announced a guaranteed rights issue of approximately SEK 500 million which was closed in December 2009. Adactum invested approximately SEK 130 million representing the pre-issue holding in Gunnebo.

In October 2009, Midelfart Sonesson announced a new share issue of SEK 127 million which was closed in December 2009. Adactum invested approximately SEK 30 million representing the pre-issue holding in Midelfart Sonesson.

In December 2009, the option to acquire the RoPax vessel Skåne, operating on our Trelleborg-Rostock route was exercised.

In December 2009, two Suezmaxes, Stena Superior and Stena Supreme, were ordered from the Samsung Shipyard for an estimated aggregate investment of $140 million. The vessels are scheduled for delivery in the third and fourth quarter of 2011.

Stena AB and Consolidated Subsidiaries

SUBSEQUENT EVENTS

In February 2010, we committed to invest approximately GBP 80 million in a new ferry port facility at Loch Ryan in Scotland for the future development of our Scotland-Northern Ireland route. The construction work at Loch Ryan Port is expected to take approximately 20 months and be completed in 2012. A Harbor Empowerment Order (HEO) to allow the creation of the new port has been granted by the Scottish government.

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (“SEK”), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound (“GBP”) and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. In the twelve months ended December 31, 2009, approximately 35% of the Company's total revenues were generated in US dollars and approximately 23% were generated in SEK.

Approximately 29% of the Company's total expenses are incurred in US dollars and approximately 30% are incurred in SEK. The reported gross revenues and expenses were influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	October-December	October-December		January-December	January-December
	2008	2009	Change	2008	2009	Change

US $	6.9675	7.4289	7%	6.5808	7.6457	16%
British pound	12.1401	11.7625	(3%)	12.0912	11.9260	(1%)
Euro	9.8001	10.5309	7%	9.6055	10.6213	11%

Closing rates:				As of	As of	Change
				December 31,	December 31,
				2008	2009

US $				7.8212	7.1553	(9%)
British pound				11.4303	11.5704	1%
Euro				10.9500	10.2506	(6%)

Stena AB and Consolidated Subsidiaries

TWELVE MONTHS ENDED DECEMBER 31, 2009, COMPARED TO TWELVE MONTHS ENDED
DECEMBER 31, 2008

Revenues

Total revenues increased SEK 1,540 million, or 6%, in the twelve months ended December 31, 2009, to SEK 27,934 million from SEK 26,394 million in the twelve months ended December 31, 2008, as a result of increased revenues in the drilling, Roll-on/Roll-off vessels, property and new businesses “Adactum” operations, together with the strengthening of the US dollar and the Euro against the SEK, partly offset by reduced revenues from the ferry and tanker operations.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board sales. Revenues from ferry operations decreased SEK 710 million, or 7%, in the twelve months ended December 31, 2009, to SEK 9,599 million from SEK 10,309 million in the twelve months ended December 31, 2008, mainly due to reduced revenues from the freight business due to lower volumes of freight units, partially offset by increased revenues from the travel business and onboard sales due to higher volumes of cars and passengers together with the strengthening of the euro against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling units. Revenues from drilling operations increased SEK 2,025 million, or 33%, in the twelve months ended December 31, 2009, to SEK 8,112 million from SEK 6,087 million in the twelve months ended December 31, 2008, mainly due to operations of the second and third DrillMAX vessels, Stena Carron and Stena Forth, delivered in August 2008 and August 2009, respectively, a new contract at higher day rates for Stena Clyde and a planned off hire period for Stena Spey due to the five-year special periodic survey in the first quarter 2008, together with the strengthening of the US dollar against the SEK, partly offset by a planned off hire period for Stena Tay due to the five-year special periodic survey in the third and fourth quarter of 2009, together with the redelivery of the bareboat chartered drilling unit Songa Dee to its owners Songa Offshore AS in March 2009. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping. Shipping revenues primarily represent charter hires for the Company’s owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations decreased SEK 1,083 million, or 26%, in the twelve months ended December 31, 2009, to SEK 3,088 million from SEK 4,171 million in the twelve months ended December 31, 2008.

Revenues from crude oil tankers decreased SEK 1,146 million, or 32%, in the twelve months ended December 31, 2009, to SEK 2,401 million from SEK 3,547 million in the twelve months ended December 31, 2008, mainly due to lower charter rates in the spot market and a smaller fleet, offset in part by the strengthening of the US dollar against the SEK. In the twelve months ended December 31, 2009, the Company operated an average of 32 tankers (chartered in or owned), compared to an average of 40 tankers in the twelve months ended December 31, 2008.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 47 million, or 11%, in the twelve months ended December 31, 2009, to SEK 473 million from SEK 426 million in the twelve months ended December 31, 2008, mainly due to the strengthening of the Euro against the SEK, partly offset by the sale of the RoRo vessel Stena Shipper in the first quarter of 2008.

Revenues from Other Shipping increased SEK 16 million, or 8%, in the twelve months ended December 31, 2009, to SEK 214 million from SEK 198 million in the twelve months ended December 31, 2008, mainly due to the strengthening of the US Dollar against the GBP, partly offset by a one-time SEK 19 million payment received in 2008 in connection with a settlement of a patent dispute.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 250 million, or 12%, in the twelve months ended December 31, 2009, to SEK 2,335 million from SEK 2,085 million in the twelve months ended December 31, 2008, mainly due to increased rents, higher occupancy rates and an increased number of properties and, to a lesser extent, the strengthening of the Euro against the SEK.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum´s subsidiaries. Revenues from Adactum increased SEK 1,103 million, or 30%, in the twelve months ended December 31, 2009, to SEK 4,797 from SEK 3,694 million in the twelve months ended December 31, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with increased business activities in Blomsterlandet and Stena Renewable, partly offset by reduced revenues from Envac. Of the total revenues in the twelve months ended December 31, 2009, SEK 2,317 million related to Ballingslöv, SEK 1,076 million related to Blomsterlandet, SEK

Stena AB and Consolidated Subsidiaries

1,328 million related to Envac and SEK 74 million related to Stena Renewable, as compared to SEK 1,285 million related to Ballingslöv, SEK 1,049 million related to Blomsterlandet, SEK 1,330 million related to Envac and SEK 30 million related to Stena Renewable in the twelve months ended December 31, 2008.

Other income

Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net losses of SEK (301) million for the twelve months ended December 31, 2009, as compared to net losses of SEK (294) million for the twelve months ended December 31, 2008, mainly due to a general decrease in investment property market values.

Net Gain on Sale of Assets

Net Gain on Sale of Vessels, Shipping. In the twelve months ended December 31, 2009, gains of SEK 148 million were recorded on the sales of the HSS vessel Stena Discovery and the RoPax vessel Stena Transporter. In the twelve months ended December 31, 2008, gains of SEK 203 million were recorded on the sale of product tankers, sale of the product tanker Stena Confidence and on the sale of the RoRo vessel Stena Shipper.

Net Gain on Sale of Properties. In the twelve months ended December 31, 2009, gains of SEK 31 million were recorded on the sale of properties. In the twelve months ended December 31, 2008, gains of SEK 169 million were recorded on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 509 million, or 3%, in the twelve months ended December 31, 2009, to SEK 17,188 million from SEK 16,679 million in the twelve months ended December 31, 2008, mainly as a result of increased operating expenses in the Drilling, Property and New Businesses Adactum operations, together with the strengthening of the US dollar and the Euro against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of  personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in the Company’s seasonal requirements. Direct operating expenses for ferry operations decreased SEK 450 million, or 6%, in the twelve months ended December 31, 2009, to SEK 7,033 million from SEK 7,483 million in the twelve months ended December 31, 2008, mainly due to lower costs for products, together with decreased expenses for bunker fuel and our cost saving projects, partly offset by the strengthening of the Euro against the SEK. Direct operating expenses for ferry operations for the twelve months ended December 31, 2009 were 73% of revenues, same as for the twelve months ended December 31, 2008.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses for drilling operations increased SEK 464 million, or 21%, in the twelve months ended December 31, 2009, to SEK 2,722 million from SEK 2,258 million in the twelve months ended December 31, 2008. The increase is mainly due to costs related to the operation of the second and third DrillMAX vessels Stena Carron and Stena Forth, together with increased personnel expenses and costs for maintenance and repair, and the strengthening of the US dollar against the SEK, partly offset by  the re-delivery of the bareboat chartered drilling unit Songa Dee to its owner Songa Offshore AS in March 2009 and a planned off hire period for Stena Tay, together with positive operational exchange differences due to the strenghtened US dollar. Direct operating expenses from drilling operations for the twelve months ended December 31, 2009 were 34% of drilling revenues, as compared to 37% for the twelve months ended December 31, 2008.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses for shipping operations decreased SEK 205 million, or 6%, in the twelve months ended December 31, 2009, to SEK 3,124 million from SEK 3,329 million in the twelve months ended December 31, 2008.

Direct operating expenses associated with crude oil tankers decreased SEK 247 million, or 8%, in the twelve months ended December 31, 2009, to SEK 2,880 million from SEK 3,127 million in the twelve months ended December 31, 2008, mainly due to lower business activity and a reduced fleet, offset in part by the strengthening of the US dollar against the SEK. Direct operating expenses for crude oil operations for the twelve months ended December 31, 2009 were 120% of revenues, as compared to 88% for the twelve months ended December 31, 2008. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Stena AB and Consolidated Subsidiaries

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 8 million, or 4%, in the twelve months ended December 31, 2009, to SEK 190 million from SEK 182 million in the twelve months ended December 31, 2008, mainly due to the strengthening of the Euro against the SEK, offset by the purchase of the RoRo vessel Mount Ventoux, which earlier was chartered in from Stena Metall, together with the sale of the RoRo vessel Stena Shipper in the first quarter of 2008. Direct operating expenses for Roll-on/Roll-off vessels for the twelve months ended December 31, 2009 were 40% of revenues, as compared to 43% for the twelve months ended December 31, 2008.

Direct operating expenses with respect to Other Shipping increased SEK 34 million in the twelve months ended December 31, 2009, to SEK 54 million from SEK 20 million in the twelve months ended December 31, 2008, mainly due to the strengthening of the US Dollar against the GBP, together with increased wage expense due to a larger workforce and other business in Northern Marine Management.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations increased SEK 65 million, or 9%, in the twelve months ended December 31, 2009, to SEK 804 million from SEK 739 million in the twelve months ended December 31, 2008, mainly due to higher costs for maintenance and an increased number of properties. Direct operating expenses from property operations for the twelve months ended December 31, 2009 were 34% of property revenues, as compared to 35% for the twelve months ended December 31, 2008.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum´s subsidiaries. Direct operating expenses for Adactum operations increased SEK 618 million, or 22%, in the twelve months ended December 31, 2009, to SEK 3,476 million from SEK 2,858 million in twelve months ended December 31, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008. Of the total operating expenses in the twelve months ended December 31, 2009, SEK 1,517 million related to Ballingslöv, SEK 972 million related to Blomsterlandet, SEK 979 million related to Envac and SEK 11 million related to Stena Renewable, as compared to SEK 904 million related to Ballingslöv, SEK 977 million related to Blomsterlandet, SEK 975 million related to Envac and SEK 2 million related to Stena Renewable in the twelve months ended December 31, 2008. Direct operating expenses for Adactum operations for the twelve months ended December 31, 2009 were 72% of revenues, as compared to 77% for the twelve months ended December 31, 2008.

Selling and administrative expenses

Selling and administrative expenses increased SEK 287 million, or 10%, in the twelve months ended December 31, 2009, to SEK 3,207 million from SEK 2,920 million in the twelve months ended December 31, 2008, mainly due to the consolidation of Ballingslöv as of July 10, 2008, together with the strengthening of the US dollar and the euro against the SEK, partly offset by reduced personnel costs. Excluding Ballingslöv, selling and administrative expenses were unchanged in the twelve months ended December 31, 2009 as compared to the twelve months ended December 31, 2008. Total selling and administrative expenses in the twelve months ended December 31, 2009 were 12% of total revenues as compared to 11% in the twelve months ended December 31, 2008.

Depreciation and amortization

Depreciation and amortization charges increased SEK 914 million, or 37%, in the twelve months ended December 31, 2009, to SEK 3,415 million from SEK 2,501 million in the twelve months ended December 31, 2008, mainly as a result of depreciation charges for the second and third DrillMAX vessels Stena Carron and Stena Forth, the consolidation of Ballingslöv as of July 10, 2008, and to a lesser extent depreciation charges related to other vessels and the start up of a new wind power park. The strengthening of the US dollar with respect to the SEK, which impacted depreciation charges primarily on drilling units that are denominated in US dollars, contributed to the increase in the depreciation and amortization charges. Depreciation and amortization charges in the twelve months ended December 31, 2009 also included impairment charges of SEK 150 million related to three medium range crude oil tankers. Depreciation and amortization charges in the twelve months ended December 31, 2008 also included impairment charges of SEK 85 million related to three medium range crude oil tankers, and SEK 63 million related to one RoPax vessel.

Financial income and expense, net

Financial income and expense, net increased by SEK 1,336 million in the twelve months ended December 31, 2009, to SEK (1,658) million from SEK (2,994) million in the twelve months ended December 31, 2008.

Share of affiliated companies’ results in the twelve months ended December 31, 2009 refers to the Company’s portion of the results of Midelfart Sonesson, Gunnebo and MediaTec. As of December 31, 2009, the Company’s interest in the capital of Midelfart Sonesson was 23.0%, the interest in the capital of Gunnebo was

Stena AB and Consolidated Subsidiaries

25.7% and the interest in the capital of MediaTec was 42.7%.  Share of affiliated companies’ results in the twelve months ended December 31, 2008 refers to the Company’s portion of the results of Midelfart Sonesson, Gunnebo, MediaTec and Ballingslöv until it was accounted for as a subsidiary as of the third quarter of 2008. As of December 31, 2008, the Company’s interest in the capital of Midelfart Sonesson was 22.9%, the interest in the capital of Gunnebo was 25.3% and the interest in the capital of MediaTec was 42.7%.

Net gain (loss) on securities in the twelve months ended December 31, 2009 was SEK (81) million, of which SEK (701) million related to net realized losses on marketable securities and equity securities and investments in SPEs, SEK 510 million related to net unrealized gains on marketable securities and SEK 110 million related to the termination of the financial lease of Stena Carron. Net gain (loss) on securities in the twelve months ended December 31, 2008 was SEK (1,785) million, of which SEK (815) million related to net realized losses, SEK (1,995) million related to net unrealized losses and SEK 1,025 million related to the termination of the financial leases for Stena DrillMAX and the RoPax vessels Stena Trader and Stena Traveller.

Interest income decreased SEK 272 million in the twelve months ended December 31, 2009, to SEK 685 million from SEK 957 million in the twelve months ended December 31, 2008. Interest income related to the investments in SPEs decreased by SEK (190) million to SEK 477 million from SEK 667 million partly due to lower investments in interest bearing assets.

Interest expense  decreased SEK 396 million to SEK (1,864) million in the twelve months ended December 31, 2009, from SEK (2,260) million for the twelve months ended December 31, 2008. Interest expense for the investments in SPEs decreased SEK 151 million to SEK (214) million from SEK (365) million. Interest expenses for investments related to the delivery of the second and third DrillMAX drillships Stena Carron and Stena Forth, were offset by a decline in interest expenses from valuation of interest rate swaps of SEK 192 million (compared to a decline of SEK (78) million for the twelve months ended December 31, 2008) and the weakening of the US dollar against the SEK for the twelve months ended December 31, 2009.

During the twelve months ended December 31, 2009, the Company had foreign exchange losses, net of SEK (282) million. During the twelve months ended December 31, 2008, the Company had foreign exchange gains, net of SEK 582 million.

Other financial income (expense) of SEK (201) million for the twelve months ended December 31, 2009 includes SEK (67) million related to amortization of the deferred financing charges for senior notes,  revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and a loss of SEK (163) million related to bunker hedges. Other financial income (expense) of SEK (693) million for the twelve months ended December 31, 2008 included SEK (84) million related to amortization of the deferred financing charges for senior notes, revolving credit facilities, bank loans, capital lease obligations and investments in SPEs and SEK (524) million related to the bunker hedges.

Income taxes

Income taxes for the twelve months ended December 31, 2009 were SEK 20 million, consisting of current taxes of SEK (210) million and deferred taxes of SEK 230 million. Income taxes for the twelve months ended December 31, 2008, were SEK 367 million (tax benefit), consisting of current taxes of SEK (253) million and deferred taxes of SEK 620 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding of working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and other financing and refinancing arrangements.

As of December 31, 2009, the Company had total cash and marketable securities of SEK 7,088 million as compared with SEK 9,174 million as of December 31, 2008.

For the twelve months ended December 31, 2009, cash flows provided by operating activities amounted to SEK 7,084 million as compared to SEK 5,381 million in the twelve months ended December 31, 2008. For the twelve months ended December 31, 2009, cash flows used in investing activities amounted to SEK (6,456) million, including SEK (9,169) million related to capital expenditures. For the twelve months ended December 31, 2008, cash flows used in investing activities amounted to SEK (7,397) million, including SEK (9,642) million related to capital expenditures. For the twelve months ended December 31, 2009, cash flows used in financing activities amounted to SEK (907) million. For the twelve months ended December 31, 2008, cash flows provided by financing activities amounted to SEK 2,714 million.

Total interest bearing debt as of December 31, 2009 was SEK 41,898 million, excluding debt in SPEs, as compared with SEK 45,490 million as of December 31, 2008. Interest bearing debt in SPEs as of December 31, 2009 was SEK 8,249 million as compared with SEK 9,492 million as of December 31, 2008. As of December 31, 2009, $168 million was utilized under the $1 billion revolving credit facility, of which $24 million was used for issuing bank guarantees and letters of credit. As of December 31, 2008, a total of $676 million was utilized under this facility, of which $18 million was used for issuing of bank guarantees and letters of credit. There were no amounts outstanding under the $350 million revolving credit facility entered into by Stena Royal S.a.r.l. (“Stena Royal”), a subsidiary in the unrestricted group, as of December 31, 2009 as compared with $90 million outstanding as of December 31, 2008. In June 2009, Adactum entered into a revolving credit facility of SEK 450 million. In December 31, 2009, the utilized portion of the facility was SEK 200 million.

Total construction in progress as of December 31, 2009 was SEK 5,649 million as compared with SEK 7,555 million as of December 31, 2008. The remaining capital expenditure commitment for newbuildings on order as of December 31, 2009 was SEK 8,714 million, of which SEK 4,245 million is due during 2010 and SEK 4,469 million is due during 2011. Financing for approximately 75% of this unpaid balance has already been arranged. The Company plans to finance the remainder of this unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

Restricted Group Data represents the selected unaudited consolidated financial information excluding (i) the property business segment (other than two small properties), (ii) the business segment of Adactum, whose activities consist primarily of investing in companies outside the Company’s traditional lines of business, and (iii) four subsidiaries, Stena Investment Luxembourg S.à r.l., Stena Royal S.à r.l., Stena Investment Cyprus Ltd. and Mondaldi Ltd. For purposes of the indentures under which the Senior Notes were issued, the subsidiaries through which the property operations are conducted (other than two small properties), together with Mondaldi Ltd., Stena Investment Investment Luxembourg S.à r.l., Stena Royal S.à r.l., Stena Investment Cyprus Ltd. and Adactum, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

Senior Notes due 2013 and Senior Notes due 2016. The 7.5% Senior Notes, issued in November 2003, mature on November 1, 2013, and interest is payable semi-annually on May 1 and November 1 of each year. The 7.5% Senior Notes are redeemable at our option, in whole or in part, at any time on or after November 1, 2008. The 7% Senior Notes, issued in November 2004, mature on December 1, 2016, and interest is payable semi-annually on June 1 and December 1 of each year. The 7% Senior Notes are redeemable at our option, in whole or in part, at any time on or after December 1, 2009. As of December 31, 2009, we had outstanding $153 million principal amount of 7.5% Senior Notes due 2013 and $129 million principal amount of 7% Senior Notes due 2016. In 2007, we repurchased $4.2 million of our Senior Notes due 2013 and $78 million of our Senior Notes due 2016.

The indentures governing the notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary debt and preferred stock, limitations on restricted payments and investments, limitations on restrictions concerning distributions and transfers by subsidiaries, limitations on liens and guarantees, limitations on business activities and limitations on mergers, consolidations and certain sales and purchases of assets. The notes are unsecured obligations of the Company and rank pari passu in right of payment with Stena AB’s other unsubordinated indebtedness.

Senior Notes due 2017 and Senior Notes due 2019. The 6.125% Senior Notes, issued in February 2007, mature on February 1, 2017, and interest is payable semi-annually on February 1 and August 1 of each year. The 5.875% Senior Notes, issued in February 2007, mature on February 1, 2019, and interest is payable semi-annually on February 1 and August 1 of each year. As of December 31, 2009, we had €300 million principal amount of 6.125% Senior Notes due 2017 and €102 million principal amount of 5.875% Senior Notes due 2019. The indentures governing these notes contain certain covenants with respect to, among other things, limitations on consolidated and subsidiary indebtedness and limitations on liens on capital markets indebtedness. The notes are unsecured obligations of the Company and rank pari passu in right of payment with the Company’s other unsubordinated indebtedness.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1890, the noon buying rate on December 31, 2009.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Twelve month period ended
	December 31, 2008	December 31, 2009
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	10,309	9,599	1,335
Drilling	6,087	8,112	1,129
Shipping	4,171	3,088	430
Property	2	9	1
Other	48	2	0
Total revenues	20,617	20,810	2,894

Net gain on sales of assets	203	149	21
Total other income	203	149	21

Direct operating expenses:
Ferry operations	(7,483)	(7,033)	(978)
Drilling	(2,258)	(2,722)	(379)
Shipping	(3,329)	(3,124)	(435)
Property	(2)	(4)	(1)
Other	(2)	(29)	(4)
Total direct operating expenses	(13,074)	(12,912)	(1,797)

Selling and administrative expenses	(2,118)	(2,068)	(288)
Depreciation and amortization	(2,376)	(3,195)	(444)

Total operating expenses	(17,568)	(18,175)	(2,529)

Income from operations	3,252	2,784	386
Financial income and expense:
Dividends received	120	28	4
Gain (loss) on securities, net	181	380	53
Interest income	474	265	37
Interest expense	(887)	(1,032)	(144)
Foreign exchange gains (losses), net	685	(303)	(42)
Other financial income (expense), net	(783)	(85)	(12)

Total financial income and expense	(210)	(747)	(104)

Income before taxes	3,042	2,037	282
Income taxes	(32)	114	16

Net income	3,010	2,151	298

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2008	December 31, 2009
	(unaudited)
	SEK	SEK	$
	(in millions)
ASSETS
Noncurrent assets:
Intangible assets	398	300	42
Tangible fixed assets:
Vessels	24,391	27,257	3,791
Construction in progress	6,848	5,452	758
Equipment	888	1,436	200
Ports	946	915	127
Property	468	559	78
Total tangible fixed assets	33,541	35,619	4,954
Financial fixed assets:
Marketable securities	885	548	76
Intercompany accounts, noncurrent	4,883	4,872	678
Other assets	8,771	6,763	941
Total noncurrent assets	48,478	48,102	6,691
Current assets:
Inventories	229	235	33
Trade debtors	2,819	2,414	336
Other receivables	3,156	1,521	212
Intercompany accounts, current	1,817	752	104
Prepaid expenses and accrued income	1,247	1,458	203
Short-term investments	3,618	2,487	346
Cash and cash equivalents	917	568	79
Fixed assets held for sale	448	-	-
Total current assets	14,251	9,435	1,313

Total assets	62,729	57,537	8,004
SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	23,668	23,326	3,244
Total shareholders’ equity	23,673	23,331	3,245

Noncurrent liabilities:
Long-term debt	18,572	16,232	2,258
Senior notes	6,681	6,147	855
Capitalized lease obligations	1,972	1,904	265
Other noncurrent liabilities	1,909	1,097	153
Other interest bearing debt	682	-	-
Deferred income taxes	778	857	119
Other provisions	3,140	2,934	408
Total noncurrent liabilities	33,734	29,171	4,058
Current liabilities:
Short-term debt	845	1,176	164
Capitalized lease obligations	127	131	18
Other interest bearing debt	-	682	95
Trade accounts payable	643	577	80
Income tax payable	81	120	17
Other liabilities	1,505	794	110
Accrued costs and prepaid income	2,121	1,555	217
Total current liabilities	5,322	5,035	701

Total shareholders’ equity and liabilities	62,729	57,537	8,004

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Twelve month period ended
	December 31, 2008	December 31, 2009
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	3,010	2,151	298
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,376	3,195	444
Gain on sale of assets	(203)	(148)	(21)
Gain on securities, net	(180)	(380)	(53)
Unrealized foreign exchange (gains) losses	(125)	352	49
Deferred income taxes	(164)	(218)	(30)
Minority interest	3	-	-
Other non cash items	(165)	346	48
Provision for pensions	(235)	(198)	(28)
Net cash flows from trading securities	994	(107)	(15)
Changes in working capital	(185)	571	80
Net cash provided by operating activities	5,126	5,564	772

Net cash flows from investing activities:
Purchase of intangible assets	(44)	(38)	(5)
Cash proceeds from sale of property, vessels and equipment	692	249	35
Capital expenditure on property, vessels and equipment	(7,878)	(7,764)	(1,080)
Purchase of subsidiaries, net of cash acquired	(53)	-	-
Proceeds from sale of securities	691	704	98
Purchase of securities	(1,448)	(70)	(10)
Increase of noncurrent assets	(589)	(14)	(2)
Decrease of noncurrent assets	424	177	25
Other investing activities	(990)	(44)	(6)
Net cash used in investing activities	(9,195)	(6,800)	(945)

Net cash flows from financing activities:
Proceeds from issuance of debt	6,418	4,079	567
Principal payments on debt	(1,093)	(721)	(100)
Net change in borrowings on line-of-credit agreements	120	(3,888)	(541)
Proceeds from new capitalized lease obligations	46	1	0
Principal payments on capital lease obligations	(686)	(184)	(26)
Net change in restricted cash accounts	(1,922)	1,003	140
Intercompany accounts	1,353	532	74
Dividends paid	(390)	(190)	(26)
Other financing activities	618	235	33
Net cash provided by/used in financing activities	4,464	867	121

Effect of exchange rate changes on cash and cash equivalents	17	20	3

Net change in cash and cash equivalents	412	(349)	(49)

Cash and cash equivalents at beginning of period	505	917	128

Cash and cash equivalents at end of period	917	568	79

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Twelve month period ended
	December 31, 2008	December 31, 2009
	SEK	SEK	$
	(in millions)
OTHER DATA:

Adjusted EBITDA	6,102	6,244	867

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to net cash provided by operating activities is presented below:

	Twelve month period ended
	December 31, 2008	December 31, 2009
	SEK	SEK	$
	(in millions)
Income from operations	3,252	2,784	386
Adjustments:
Interest income	474	265	37
Depreciation and amortization	2,376	3,195	444
Adjusted EBITDA	6,102	6,244	867
Adjustments:
Gain on sale of vessels	(203)	(148)	(21)
Net cash flows from trading securities	994	(107)	(15)
Interest expense	(887)	(1,032)	(144)
Unrealized foreign exchange (gains) losses	(125)	352	49
Provisions for pensions	(235)	(198)	(28)
Other non cash items	(165)	346	48
Changes in working capital	(185)	571	80
Other items	(170)	(464)	(64)
Net cash provided by operating activities	5,126	5,564	772